

Mail Stop 4561

November 19, 2015

Phiraphat Siwarirat
President
Global Gard, Inc.
509 Village no.12, Khok Kruad Sub-District,
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province, 30280 Thailand

>   **Re: Global Gard, Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed November 17, 2015**
>   **File No. 333-203400**

Dear Mr. Siwarirat:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies. In particular, we note the following deficiency.

General

1.   Please update your financial statements to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services